Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
CPI Card Group Inc.:

We consent to the use of our report dated July 7, 2015, except as to Note 20, which is as of September 4, 2015, with respect to the consolidated balance sheets of CPI Card Group Inc. as of December 31, 2014 and 2013 and the related consolidated statements of operations and comprehensive income (loss), stockholders’ deficit, and cash flows for each of the years in the three year period ended December 31, 2014, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado
September 4, 2015